EMAIL 1: WELCOME — WHAT IS LPPFUSION?

Subject: You just found the fusion company most people haven't heard of yet
Preview: Here's why that matters.

Hi [First Name],

Thanks for your interest in LPPFusion.

Here's a quick introduction to who we are and what we're building.

LPPFusion is a fusion energy company based in New Jersey. We've spent 16 years developing Focus Fusion — using hydrogen-boron (pB11) fuel to pursue clean, decentralized fusion energy.

Why fusion matters:

The world runs on energy. Right now, nearly all of it comes from sources that pollute, create radioactive waste, or depend on supply chains that can be disrupted.

Fusion is different. Fuel from boron deposits and water — found on every continent. The only byproduct is helium. No radioactive waste. No carbon emissions.

Why LPPFusion matters:

We've achieved the highest confined energy temperature published by any fusion device — over 2 billion degrees Celsius. Results published in the Journal of Fusion Energy and Physics of Plasmas — peer-reviewed and verifiable.

We've done this as a community-funded company. No venture capitalists. No billionaire control. A partnership between Chief Scientist Eric Lerner and Chief Innovation Officer Ivy Karamitsos — and supporters from 19 countries.

Learn more about our story and mission on our Wefunder page:

wefunder.com/lppfusion

Welcome aboard.

Eric & Ivy
LPPFusion Team

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.













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This is a paid advertisement for LPPFusion Inc. Investing in startups and early-stage companies involves substantial risk, including the risk of loss of your entire investment. This communication is not an offer to sell or the solicitation of an offer to buy securities. Any investment will be made exclusively through Wefunder Portal LLC, a FINRA-registered funding portal. Past performance and research

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Lawrenceville Plasma Physics, Inc.

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LPPFusion is pursuing Focus Fusion using hydrogen-boron pB11 fuel, with the goal of advancing clean decentralized ...See more

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This is a paid advertisement for LPPFusion Inc. Investing in early-stage companies is speculative and involves a high degree of risk, including the possible loss of your entire investment. All securities are offered exclusively through Wefunder Portal LLC, a FINRA-registered funding portal. Forward-looking statements about fusion technology applications are projections and not guarantees. Generator specifications are based

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Lawrenceville Plasma Physics, Inc.

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No Hydrogen No Fusion
LPPFusion is pursuing Focus Fusion using hydrogen-boron pB11 fuel, with the ...See more

LIVE ON WEFUNDER
FIRST GOAL HIT
NO HYDROGEN
NO FUSION
NO FUSION
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